Exhibit 99.17

Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, New York 10019

October 9, 2006

Secretary
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333
Attn:   Gary J. Elek

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as
Directors at the 2006 Annual Meeting of Stockholders of A. Schulman, Inc.

Dear Mr. Elek:

     Barington Companies Equity Partners, L.P., a Delaware limited partnership (“Barington”), pursuant to Section 3 of Article III of the Amended and Restated By-Laws (the “Bylaws”) of A. Schulman, Inc., a Delaware corporation (the “Company”), hereby notifies you that it intends to nominate four (4) persons for election to the Board of Directors of the Company (the “Board”) at the 2006 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

     This letter, including the exhibits, schedules and annexes attached hereto, is collectively referred to as the “Notice.” The persons Barington intends to nominate for election to the Board at the Annual Meeting are Phillip D. Ashkettle, Charles S. Ream, Thomas C. Bohrer and Michael A. McManus, Jr. (each a “Nominee” and collectively, the “Nominees”). Barington believes that the Board has fixed the number of directors at twelve (12), with three (3) directors allocated to Class II, which class is scheduled for election at the Annual Meeting. Barington also believes that the Board is required under Article EIGHTH of the Company’s Amended and Restated Certificate of Incorporation to move a director from Class III (which currently consists of five (5) directors) into Class II in order to comply with the provisions of Article EIGHTH, Section (B), which requires that the three classes be “as equal in number as possible.” To the extent that the Company might purport to increase the size of the Board and/or the number of Class II directors beyond four (4) directors, Barington reserves the right to nominate additional nominees for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board and/or the number of Class II directors was valid under the circumstances.

     Pursuant to Section 3 of Article III of the Bylaws, the undersigned hereby sets forth the following:

(a)	The stockholder giving this Notice and intending to make the nominations set forth herein is Barington Companies Equity Partners, L.P.

(b)	The name and address of Barington, as we believe they appear on the Company’s books, are Barington Companies Equity Partners, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

(c)	Barington is the beneficial owner of 500,259 shares of common stock, $1.00 par value per share (the “Common Stock”), of the Company, 1,000 shares of which are held of record. For certain information regarding transactions in securities of the Company by Barington during the past two years, see Schedule A attached hereto.

(d)	We hereby represent that Barington is a holder of record of Common Stock entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.

(e)	Barington has jointly filed a Schedule 13D with respect to the Common Stock with certain other entities pursuant to a joint filing agreement. Reference is made to such Schedule 13D initially filed on June 6, 2005, as it has been and may be amended from time to time (the “Schedule 13D”), as filed and to be filed with the Securities and Exchange Commission (the “SEC”), for information regarding other entities that are or may be deemed to be members in a group described therein (collectively, the “Barington Group”). Certain information concerning Barington and such entities is also set forth in Schedules B-1 and B-2 hereto (without, in either case, conceding that any such information is required to be disclosed in this Notice).

(f)	James A. Mitarotonda, a member of the Company’s Board of Directors, is the managing member of the general partner of Barington. Mr. Mitarotonda was appointed to the Board pursuant to the terms of the Agreement, dated as of October 21, 2005, by and among the Company and the members of the Barington Group (the “Settlement Agreement”). Additional information concerning Mr. Mitarotonda’s relationship with Barington and its affiliates is set forth in Schedule B-2 hereto. Reference is made to the Schedule 13D filed with the SEC on October 25, 2005 for information regarding the Settlement Agreement.

(g)	Barington or one or more of its affiliates expects to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

(h)	Barington Companies Advisors, LLC, an affiliate of Barington, is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P. Barington Investments, L.P. is the beneficial owner of 364,107 shares of Common Stock of the Company.

(i)	Pursuant to an agreement dated July 15, 2005, Barington Capital Group, L.P. or one or more of its affiliates is to receive from D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates a fee with respect to certain profits D.B. Zwirn Special Opportunities Fund, L.P. and/or its affiliates may derive from their investment in the Common Stock of the Company.

(j)	Barington expects to enter into agreements with Mr. Ashkettle, Mr. Ream, Mr. Bohrer and Mr. McManus pursuant to which, among other things, they will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters. Barington also intends to reimburse any reasonable and documented out-of-pocket expenses incurred by each of Mr. Ashkettle, Mr. Ream, Mr. Bohrer and Mr. McManus in connection with being named on the slate of nominees for election to the Board of Directors of the Company at the Annual Meeting. There is no written agreement between the parties with respect to the foregoing.

(k)	An affiliate of Barington pays a monthly consulting fee to RJG Capital Management, LLC for certain consulting services it provides to Barington. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

(l)	Information regarding each Nominee required to be disclosed pursuant to Section 3 of Article III of the Bylaws is set forth in Exhibits A through D attached hereto.

(m)	Each Nominee’s written consent to his nomination, to being named in any Barington proxy statement as a nominee and to serving as a director of the Company if elected is included as Annex A hereto.

     In addition to the foregoing, certain information regarding the qualifications of each Nominee responsive to the criteria and attributes said to be considerations for the Company’s Nominating and Corporate Governance Committee as described in the Company’s 2005 definitive proxy statement is set forth in Exhibits A through D attached hereto (without conceding that any such information is required to be disclosed in this Notice). Certain further information is set forth in Schedule C hereto (without conceding that any such information is required to be disclosed in this Notice). Barington expects that, if elected, each Nominee is prepared to serve the interests of all of the stockholders of the Company and to make himself available to the Board in the fulfillment of his duties as a director.

     Except as set forth in this Notice, including the Exhibits and Schedules hereto, as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (iv) there is no transaction, or series of similar transactions, since September 1, 2005, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family of any Nominee or of any associate of any Nominee, had, or will have, a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person with respect to (a) any future employment with the Company or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (vi) no Nominee has any substantial interest, direct or indirect, in the matters to be acted on at the Annual Meeting, except his interest in being nominated and elected as a director.

     We expect that each Nominee will furnish such other information with respect to such Nominee as the Company may reasonably require to determine the eligibility of such Nominee to serve as a director of the Company (without conceding the validity of any such requirement or request for additional information).

     We trust that this Notice complies in all respects with the Bylaws and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies. We reserve the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies. We also reserve the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s stockholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

     If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies Barington may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Barington.

     We trust that the Board will recognize the interests of all stockholders in the timely scheduling of the Annual Meeting and hold the Annual Meeting as promptly as possible and, in any event, no later than the anniversary of the Company’s 2005 Annual Meeting, and will not impose on the Company and its stockholders the expense and other consequences of an attempt to delay the Annual Meeting or the need for action by a court to compel an annual meeting in accordance with Delaware law.

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     Please address any correspondence or questions to Barington Companies Equity Partners, L.P., Attention: James A. Mitarotonda, telephone (212) 974-5700, facsimile (212) 586-7684 (with a copy to our counsel, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Peter G. Smith, Esq., telephone 212-715-9401, facsimile 212-715-8000). The giving of this Notice is not an admission that the procedures for Notice contained in the Bylaws are legal, valid or binding, and Barington reserves the right to challenge any such procedures or their application in whole or in part.

Very truly yours,

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda Managing Member

cc:	A. Schulman, Inc.
c/o The Corporation Trust Company
100 West Tenth Street
Wilmington, Delaware 19801
Attention: Secretary

Terry L. Haines
President and Chief Executive Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

J. Bret Treier, Esq.
Vorys, Sater, Seymour and Pease LLP
106 S. Main Street, Suite 1100
Akron, Ohio 44308

[Exhibits, Annexes and Schedules Intentionally Omitted]